Exhibit 4.3
Ziggy Switkowski
Chief Executive Officer

242 Exhibition Street	T 03 9204 9999	231 Elizabeth Street	T 02 9204 9999
Melbourne Vic 3000	F 03 9204 9991	Sydney NSW 2000	F 02 9204 9991
Australia		Australia
Locked Bag 3639		Locked Bag 6600
Melbourne Vic 8100		Sydney.NSW 1100
14 August 2002
Mr Michael Rocca
Telstra Corporation Limited
Level 13, 231 Elizabeth Street
SYDNEY NSW 2000
Dear Michael
I am very pleased to confirm the offer to you of the following revised terms of employment with Telstra Corporation Limited (‘Telstra’). The success of Telstra and it’s related companies depends very much on our senior team and I am sure that you will continue to enjoy contributing to and being a part of Telstra’s success.

This Agreement, together with any attachments, sets out the terms and conditions of your employment and is made under the laws of New South Wales. Please indicate your acceptance of the terms and conditions outlined in this letter of offer by signing the duplicate copy on each page and returning it to me as soon as possible.

1	INDIVIDUAL EMPLOYMENT
1.1	This Agreement represents a direct relationship between me, on behalf of Telstra, and yourself and as such involves mutual obligations.

1.2	In offering this Agreement, Telstra and I undertake to behave in ways worthy of your respect and trust. You will be given a clear understanding of the purpose of your role and any relevant critical issues. As your manager I will seek your contribution and listen to your views. You will know what is required of you in terms of both results and behaviour and will be remunerated and rewarded fairly based on your performance.

1.3	In accepting this Agreement you undertake to do any work within your skills and ability. You agree to work flexibly and participate in continuous improvement of work practices and systems. You are prepared to be accountable for your performance.

ZES	JVS

(signatory initials)	(signatory initials)

2	ENGAGEMENT
2.1	The commencement date of your employment under this Agreement is 14 August 2002.

2.2	The relevant date for the purposes of annual leave accruals and long service leave will be your original commencement date.

2.3	You will initially be assigned to the role of Group Managing Director, Infrastructure Services reporting to Ziggy Switkowski, Chief Executive Officer. The reporting requirements of this role may be varied from time to time in accordance with the needs of Telstra.
3	LOCATION
3.1	You will initially be located in the Sydney office in New South Wales.

3.2	In the event that it is agreed that you are re-assigned to a role which requires you to move residence Telstra will provide you with relocation assistance in accordance with the applicable Telstra policy, as varied from time to time.
4	RE-ASSIGNMENT
4.1	Telstra may re-assign you at any time to an equivalent role for which Telstra judges you to be suitably qualified and experienced, either within Telstra or on secondment to any related company.

4.2	Unless otherwise agreed in writing, your assignment (or subsequent re-assignment) within Telstra, its related bodies corporate or other specified entities will continue on the terms and conditions of this Agreement. Any re-assignment will not constitute termination of this Agreement or your employment with Telstra.
5	HOURS OF WORK
               Hours of work will be normal business hours and such further hours reasonably necessary to do the job,
6	PERFORMANCE
6.1	You are required to perform your role in a proper and efficient manner. You are to devote your time, attention and energy to the performance of your duties and use your best endeavours to promote and enhance the interests of Telstra or business to which you have been assigned pursuant to this Agreement. Your performance will be regularly reviewed and discussed with you under Telstra’s performance review process.

6.2	Except with the written consent of Telstra you must not undertake, be employed in connection with or have any interest in any other business or profession during your employment under this Agreement, other than by way of holding any shares or other securities which are publicly listed or in a private family company or otherwise available to the general public by way of investment.

ZES	JVS

(signatory initials)	(signatory initials)

7	REMUNERATION
7.1	Your remuneration has fixed and variable elements which make up your Total Remuneration.

7.2	Fixed Remuneration includes salary and superannuation and any benefits (which also may include fringe benefit tax).

7.3	The variable element of your Total Remuneration is to be paid through participation in Telstra’s Manager Incentive Plan (as amended or replaced from time to time). Any payment due to you from this plan will be paid at the end of each remuneration year.

7.4	The attached Remuneration Summary shows your Fixed Remuneration and Total Remuneration on commencement of this Agreement.

7.5	Telstra reviews remuneration levels each year, and I confirm that your remuneration will next be reviewed in October 2003, and will be subject to your performance and prevailing market conditions.
8	SUPERANNUATION
A company superannuation benefit is included in your Fixed Remuneration. At all times you must allocate at least the minimum Superannuation Guarantee (as varied from time to time) to a complying superannuation scheme in accordance with Telstra policy. Additional superannuation contributions above this amount can be paid from your Total Remuneration, subject to statutory limits.
9	LEAVE
9.1	You will accrue 4 weeks leave annually, to be taken in accordance with Telstra policy, at a time agreed between you and your manager.

9.2	Long service leave will accrue and be paid in accordance with Telstra policy. Currently, Telstra policy provides for three months long service leave after ten years employment with Telstra.

9.3	Sick leave will be paid up to a total of 3 months in any one calendar year or any additional periods by agreement with your manager. Unused sick leave will not accumulate from year to year.
10	TERMINATION OF YOUR EMPLOYMENT
10.1	Subject to relevant legislation, your employment may be terminated by either party giving not less than six months written notice to the other party.

10.2	If Telstra terminates your employment on notice, you may be required to remain in Telstra’s service for all or part of the notice period or be paid at the Fixed Remuneration rate in lieu of notice.

10.3	Telstra may terminate your employment summarily if you commit any act of serious misconduct. In the event of such termination you will be entitled only to Fixed Remuneration to the date of termination.

ZES		JVS

(signatory Initials)		(signatory Initials)

10.4	If Telstra terminates your employment due to redundancy, you will receive, in addition to any notice or payment in lieu of notice, a severance payment determined in accordance with Telstra policy. Should this severance payment be less than the termination payment provided for in clause 10.5, the termination payment provided for in clause 10.5 will apply.

10.5	If Telstra terminates your employment for any reason other than serious misconduct or redundancy, you will receive in addition to any notice or payment in lieu of notice a termination payment equivalent to twelve months Fixed Remuneration.

10.6	If your employment ceases for whatever reason, Telstra may offset any amounts owing by you to Telstra (or its related bodies corporate or other specified entities) against any amounts otherwise payable to you upon termination.
11	TRAVEL AND BUSINESS RELATED EXPENSES
You may be required to undertake business related travel at Telstra’s expense or at the expense of your assigned business. In such circumstances you will receive reimbursement of business expenses reasonably and actually incurred and verified in accordance with Telstra’s Travel Policy or if relevant your assigned business Travel Policy.
12	CONFIDENTIALITY
12.1	In entering this Agreement you agree and undertake:
(a)	to maintain the confidentiality of the contents of this Agreement, except as may be necessary for the administration of your employment and financial affairs; and

(b)	that at all times during and after your employment under this Agreement you will keep confidential and not disclose any Confidential Information to any person other than in the performance of your duties, as required by law or with the prior written consent of Telstra; and

(c)	that you will not at any time during or after your employment under this Agreement use any Confidential Information for the benefit of any person except where authorised to do so by Telstra, its Related Bodies Corporate or other specified entities and;

(d)	that immediately upon the request of Telstra or upon the termination of your employment with Telstra you will:
(i)	deliver to Telstra all Confidential Information which is in your control and which is physically capable of delivery; and

(ii)	destroy any Confidential Information which is stored in any electronic, magnetic or optical form but which is not capable of delivery to Telstra so that it cannot be recovered or in any way reconstructed or reconstituted.
These obligations shall lapse in relation to any of the Confidential Information which comes into the public domain other than through your wrongful act.

ZES		JVS

(signatory Initials)		(signatory Initials)

12.2	For the purposes of this Agreement:
(a)	“Confidential Information” means any trade secret, technical knowledge, concepts, ideas, designs, programs, processes, procedures, innovations, inventions, data bases, data surveys, customer lists or information, sales plans or marketing plans, research, software, records or other information concerning Telstra or Its Related Bodies Corporate or any of their customers or suppliers which is secret and confidential of which you became aware during your employment with Telstra; and

(b)	“Related Body Corporate” has the same meaning as in Section 50 of the Corporations Law.
12.3	It is a condition of your employment that you will be familiar with and comply with the protection of communications provisions in the Telecommunications Act 1997 (or its successor).
13	FUTURE EMPLOYMENT
If your employment with Telstra ceases for any reason you must not (without the prior written consent of Telstra) be employed by, or provide services as an agent, Independent contractor or in any other capacity to, any telecommunications business or any business of a like or similar nature to that conducted by Telstra, whether in Australia or overseas, for the minimum period of notice set out in clause 10.1 of this Agreement. This period will commence from the date that the notice period commences. Each element of this restraint operates to the extent to which it is deemed reasonable by any court. Part of the remuneration and benefits provided to you by Telstra is specifically referable to this obligation, and your agreement to this term is an acknowledgment that this term is reasonable and goes no further than is necessary to protect the interests and Confidential Information of Telstra and its Related Bodies Corporate.
14	RETURN OF PROPERTY
Upon termination of your employment with Telstra you must immediately return to Telstra, (or where on assignment to your assigned business) or its authorised representative, all property of Telstra (or property of the assigned business) which is in your possession custody or control, including any documents and papers and all copies of such documents and papers.
15	INDEMNITY
In the event that you are appointed to a position of statutory responsibility and accountability in any company formed or acquired by Telstra, the Telstra Directors’ and Officer Liability Policy will apply.

ZES		JVS

(signatory initials)		(signatory initials)
Pags 5

16	OTHER CONDITIONS OF EMPLOYMENT
In entering this Agreement you agree that the policies, procedures, and processes of Telstra, as varied or added to from time to time, will apply to and govern your employment. These policies, procedures, and processes can be accessed via Telstra’s Intranet. In addition, you must comply with the individual policies, procedures, and processes of the business to which you are assigned.
17	ENTIRE AGREEMENT
17.1	This document together with any Attachments records the agreement between the parties. No previous negotiations, understandings, contracts, agreements, representations, warranties, memoranda or commitments will affect the terms and conditions of your employment by Telstra.

17.2	No oral explanation or information provided by any party to another shall
(a)	affect the meaning or interpretation of this document, or

(b)	constitute any collateral agreement, warranty or understanding between any of the parties.
I would like to take this opportunity to congratulate you on your revised terms of employment and look forward to working closely with you.
Yours sincerely

Ziggy E Switkowski
Chief Executive Officer
I confirm acceptance of the terms and conditions set out in this letter.

20-8-02

Name	Date

ZES		JVS

(signatory Initials)		(signatory Initials)

Remuneration Summary

Fixed Remuneration
Fixed Remuneration[1]		$600,000
Minimum Superannuation Amount	$10,520
Variable Remuneration
2002/2003 Target Incentive	35% of Total Remuneration	$323,000
(“At Risk” Component)
Total Remuneration
Total Potential Remuneration		$923,000
(including “On Target” Incentive Level)
Name: Michael Rocca
Employee Number: 22919712
Effective Date: 14 August 2002
ZES

[1]	Fixed Remuneration includes the Telstra compulsory superannuation guarantee contribution.

By agreement, a greater part of your Fixed Remuneration can be paid as company superannuation contributions, subject to the total contribution (including the compulsory amount) not exceeding the statutory age-based deduction limits.

If you are currently in an excess pension Reasonable Benefit Limit (RBL) position, Telstra may not be required to pay any part of your subject to the total as superannuation contributions. You should speak to a financial adviser if this situation applies to you.

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